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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                 AMENDMENT NO. 3
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ThermoSpectra Corporation
                                (Name of Issuer)


                            ThermoSpectra Corporation
                         Thermo Instrument Systems Inc.
                           Thermo Electron Corporation
                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   883660 10 2
                      (CUSIP Number of Class of Securities)

                            Sandra L. Lambert, Clerk
                            ThermoSpectra Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:
                       Seth H. Hoogasian, General Counsel
                            ThermoSpectra Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

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c. / / A tender offer.

d. / / None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /







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         This Amendment No. 3 (the "Final Amendment") on Schedule 13E-3
amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by ThermoSpectra Corporation ("ThermoSpectra" or the "Company"), TS Acquisition Corporation (the "Merger Sub"), Thermo Instrument Systems Inc. ("Thermo Instrument") and Thermo Electron Corporation ("Thermo Electron") on July 13, 1999, as amended and supplemented by Amendment No. 1 thereto filed on September 7, 1999 and Amendment No. 2 thereto filed on November 2, 1999 (as amended and restated, the "Statement"), in connection with a proposal to approve an Agreement and Plan of Merger dated as of May 21, 1999 (the "Merger Agreement") by and among Thermo Instrument, the Merger Sub and ThermoSpectra, pursuant to which the Merger Sub, a wholly owned subsidiary of Thermo Instrument, will be merged with and into ThermoSpectra (the "Merger").



         This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction that is the subject of this Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in this Final Amendment, all information in this Statement remains unchanged.




                                       3
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ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


         The information set forth in Item 3 of the Statement is hereby amended and supplemented as follows:

         At a Special Meeting of the stockholders held on December 9, 1999, the stockholders of ThermoSpectra voted to approve and adopt the Merger Agreement. The Merger Agreement was approved by holders of more than a majority of the Company's outstanding shares of Common Stock entitled to vote at the Special Meeting, as required by Delaware law. The transactions with respect to the Merger described in this Statement were consummated on December 9, 1999. The Company filed its Certificate of Merger with the Secretary of State of the State of Delaware on December 9, 1999 and, as a result, the Merger became effective as of such date. The separate existence of the Merger Sub ceased as of such date.

         Each share of Common Stock of the Company that was issued and outstanding immediately prior to the Merger (other than shares held by Thermo Instrument and Thermo Electron) was converted into the right to receive $16.00 per share in cash without interest, in accordance with the Merger Agreement.




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ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


         The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows:

         The Merger was consummated on December 9, 1999. Because the Company, as a result of the Merger, has only three stockholders (Thermo Instrument, a subsidiary of Thermo Instrument and Thermo Electron), the Company filed on December 10, 1999 a certification on Form 15 pursuant to Rule 12h-3 to provide notice of termination of the registration of the Common Stock of the Company under the Securities and Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.




                                       5

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ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.


          The information set forth in Item 10 of the Statement is hereby amended and supplemented as follows:

          As a result of the Merger and the transactions consummated in connection therewith, Thermo Electron beneficially owns 100% of the outstanding capital stock of the Company (as the Surviving Corporation).






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                                   SIGNATURES

         After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                 THERMOSPECTRA CORPORATION



Dated: December 14, 1999            By: /s/ Barry S. Howe
                                    -------------------------------------------
                                    Name: Barry S. Howe
                                    Title: President








                                 THERMO INSTRUMENT SYSTEMS INC.




Dated: December 14, 1999            By: /s/ Earl R. Lewis
                                    -------------------------------------------
                                    Name: Earl R. Lewis
                                    Title: President and Chief Executive Officer



                                 THERMO ELECTRON CORPORATION




Dated: December 14, 1999            By: /s/ Kenneth J. Apicerno
                                    -------------------------------------------
                                    Name: Kenneth J. Apicerno
                                    Title: Treasurer



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